UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                       (Amendment No. __8__)


                       Precision Optics Corp.

                         (Name of Issuer)

                    Common Stock, Par Value .01
                  (Title of Class of Securities)

                            740294301
                         (CUSIP Number)

                                           with a copy to:
Austin W. Marxe                          Allen B. Levithan, Esq.
527 Madison Avenue, Suite 2600           Lowenstein Sandler PC
New York, New York 10022                 65 Livingston Avenue
                                         Roseland, New Jersey 07068
                                         (973) 597-2424

            Authorized to Receive Notices and Communications)

                           June 9, 2014
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




Cusip No.   740294301

      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

	     Austin W. Marxe, David M. Greenhouse and Adam C. Stettner


	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	[    ]	 	Not Applicable
	(b)	[    ]

	3.	SEC Use Only

	4.	Source of Funds (See Instructions):  00

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant
            to Items 2(d) or 2(e):
				Not Applicable

	6.	Citizenship or Place of Organization:	    United States

	Number of                7.	Sole Voting Power:	  0*
	Shares Beneficially      8.	Shared Voting Power:     2,049,877*
	Owned by
	Each Reporting           9.	Sole Dispositive Power:   0*
	Person With             10.	Shared Dispositive Power: 2,049,877*

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
            2,049,877*

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain
      Shares (See Instructions):		    Not Applicable

	13.	Percent of Class Represented by Amount in Row (11):  39.2% *

	14.	Type of Reporting Person (See Instructions):       IA, IN


*	This is a joint filing by Austin W. Marxe (?Marxe?), David M.
Greenhouse (?Greenhouse?) and Adam C. Stettner (?Stettner?). Marxe, Greenhouse and Stettner share sole voting and investment power over 1 share of Common Stock owned by Special Situations Cayman Fund, L.P., 934,212 shares of Common Stock, 3,630,000 warrants expiring June 26, 2015 (?Warrants A?) to purchase 215,332 shares of Common Stock, 427,779 warrants expiring September 28, 2017,(?Warrants B?) and 175,000 warrants owned by Special Situations Fund III QP, L.P., and 335,000 shares of Common Stock, 3,630,000 Warrants A to purchase 215,332 shares of Common Stock and 175,000 warrants owned by Special Situations Private Equity Fund, L.P. The Warrants B described herein may be exercised to the extent that the total number of shares of Common Stock then beneficially owned does not exceed 4.99% of the outstanding shares. The Holder may request an increase of up to 9.99% of the outstanding shares, effective on the 61st day after notice is given to the Company. See Items 2 and 5 of this
Schedule 13D for additional information.

Item 1.	Security and Issuer.

     This schedule related to the Common Stock of Precision Optics, Corp. the? Issuer?). The Issuer?s principal executive officers are located at 22 East Broadway, Gardner MA 01440

Item 2.	Identity and Background.

	The persons filing this report are Austin W. Marxe (?Marxe?), David
M. Greenhouse (?Greenhouse?) and Adam C. Stettner (?Stettner?), who are members of SSCayman LLC (?SSCay?), the general partner of Special Situations Cayman Fund, L.P.(?Cayman?). Marxe, Greenhouse and Stettner are the controlling principals of AWM Investment Company, Inc. (?AWM?), the general partner of MGP Advisers Limited Partnership (?MGP?), the general partner of Special Situations Fund III QP, L.P. (SSFQP). Marxe, Greenhouse and Stettner are also members of MG Advisers L.L.C. (?MG?), the general partner of Special Situations Private Equity Fund, L.P. (?SSPE?). AWM serves as the investment adviser to Cayman, SSFQP and SSPE.

	The principal office and business address of the Reporting Persons, is 527 Madison Avenue, Suite 2600, New York NY 10022.

	The principal business of each Fund is to invest in equity and equity-related securities and other securities of any kind or nature.

	Mr. Marxe, Mr. Greenhouse and Mr. Stettner have never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have either of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Mr. Marxe, Mr. Greenhouse and Mr. Stettner are citizens of the United
States.

Item 3.	Source and Amount of Funds or Other Consideration.

	Each Fund utilized its own available net assets to purchase the securities referred to in this Schedule.

Item 4.	Purpose of Transaction.

	On June 9, 2014, AWM sent a communication to the Board of Directors of the Issuer in which it expressed concern about management of the Issuer and asked for a meeting with the Board of Directors to discuss its concerns. A copy of AWM?s communication is attached hereto as Exhibit 2 to this schedule and is incorporated herein by reference. The Reporting Persons may communicate with the Issuer and/or other shareholders of the Issuer regarding the matters referenced in the AWM letter and may take such other actions in respect thereof as the Reporting Persons may determine in their sole discretion.

Item 5.	Interest in Securities of the Issuer.

		Cayman owns 1 share of Common Stock or 0.0% of the outstanding shares, SSFQP owns 934,212 shares of Common Stock, 3,630,000 warrants expiring June 26, 2015 (?Warrants A?) to purchase 215,332 shares of Common Stock, 427,779 Warrants, expiring September 28, 2017(?Warrants B?) and 175,000 Warrants or 27.3% of the outstanding shares and SSPE owns 335,000 shares of Common Stock, 3,630,000 Warrants A to purchase 215,332 shares of Common Stock and 175,000 Warrants or 15.0% of the outstanding shares. Messrs. Marxe, Greenhouse and Stettner share the power to vote and direct the disposition of all shares of Common Stock owned by each of the Funds. Messrs. Marxe, Greenhouse and Stettner are deemed to beneficially own a total of 1,269,213 shares of Common Stock, 7,230,000 Warrants A to purchase 430,664 shares of Common Stock, 427,779 Warrants B and 350,000 warrants or 39.2% of the outstanding shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships With
Respect to Securities of the Issuer.

		No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Messrs. Marxe, Greenhouse and Stettner and any other individual or entity.

Item 7.	Material to be Filed as Exhibits.

            Exhibit 1: Joint Filing Agreement dated June 9, 2014.

            Exhibit 2: Email to the Board of Directors

                        Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2014


	                            /s/_Austin W. Marxe
                                      Austin W. Marxe

	                            /s/_David M. Greenhouse
                                      David M. Greenhouse

	                            /s/_Adam C. Stettner
                                      Adam C. Stettner


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).



              							EXHIBIT 1






                        JOINT FILING AGREEMENT


	Austin W. Marxe, David M. Greenhouse and Adam C. Stettner hereby agree that this Eight Amendment of Schedule 13D to which this agreement is attached is filed on behalf of each of them.




                                /s/_Austin W. Marxe
                                    Austin W. Marxe


                                /s/_David M. Greenhouse
                                    David M. Greenhouse


                                /s/_Adam C. Stettner
                                    Adam C. Stettner


















       									EXHIBIT 2




         Email to the Board of Directors of Precision Optics Corporation
                             on June 9, 2014




To the Board of Directors:

As you know our firm is by far the largest shareholder of Precision Optics Corporation. We have serious concerns about the management of the company and would like to address those concerns directly to you. We would like to set up a conference call as soon as possible to discuss these issues. Please let us know when you would be available to speak. This is an urgent and serious matter and request that you make every effort to make yourselves available. Given the nature of our concerns we do not think it appropriate that the management team be included in this call.

Respectfully,

David Greenhouse
Managing Partner
Special Situations Fund